Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The voting securities of the subsidiaries below are in case owned by Forest City Enterprises, Inc. except where a subsidiary’s name is indented, in which case that subsidiary’s voting securities are owned by the next preceding subsidiary whose name is not so indented.

	Percentage of Voting Securities	State of Incorporation /
Name of Subsidiary	Owned by Immediate Parent	Organization

Forest City Land Group, Inc.	100	Ohio
Forest City Rental Properties Corporation	100	Ohio
FC Basketball, Inc.	100	New York
Forest City Central Station, Inc.	100	Ohio
Forest City Commercial Group, Inc.	100	Ohio
Simi Valley Town and Country, Inc.	100	California
Forest City Commercial Holdings, Inc.	100	New York
Forest City East Coast, Inc.	100	New York
Forest City N.Y. Group, Inc.	100	New York
Forest City Residential Group, Inc.	100	Ohio
Forest City Equity Services, Inc.	100	Ohio
Forest City Stapleton, Inc.	100	Colorado
Playhouse Square Investment, Inc.	100	Ohio